Exhibit 99.2

Sapiens Announces a Cash Dividend of $0.22 Per Share and $11.0 Million in Total

The board of directors has approved the adoption of a dividend policy – Sapiens will distribute up to 40% of its annual net profit (non-GAAP) annually

HOLON, Israel, August 5, 2019 -- Sapiens International Corporation NV (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that its board of directors has approved the payment of a cash dividend of $0.22 per share. The dividend, which amounts to approximately $11.0 million in the aggregate, will be paid on Tuesday, September 3, 2019, to Sapiens’ shareholders of record as of August 20, 2019.

The prospective dividend is subject to withholding tax at source, under the Israeli Tax law, at the rate of 25% of the dividend amount payable to each shareholder of record.

Concurrently with its declaration of this dividend, Sapiens has adopted a dividend policy, under which, each year, after publishing the annual audited financial report on form 20F, it will announce a distribution of dividends of up to 40% of its annual net profit (Non-GAAP). Sapiens’ board of directors may change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend. The distribution of dividends shall be made in compliance with applicable law and regulations, as well as Sapiens’ contractual obligations.

“Sapiens has demonstrated significant growth over the past few years, together with an improvement in profitability,” said Roni Al-Dor, Sapiens president and CEO. “In the past, our cash position and the generation of positive cash flow enabled us to pay dividends to our shareholders. We are happy to announce that the board of directors approved adopting a dividend policy for the company.”

“With revenue growth and an improvement in our operating margin, Sapiens is once again able to pay a dividend to our shareholders in a total amounts of approximately $11.0 million, while maintaining confidence in our ability to deliver on our full-year 2019 guidance,” concluded Al-Dor.

“Sapiens will continue to execute on our strategy of increasing our top-line growth, as well as our profitability. I would like to take this opportunity to thank our shareholders, customers, partners and employees for their continued loyalty and support.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets.

With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com